Investor

04 APR 14 AM 7:21

04024348

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

March 24, 2004

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
APR 22 2004
THOMSON
FINANCIAL

Enclosure

dlw 4/20

82-34698

Press Release

Stockholm, March 23, 2004

Bulletin from Investor AB's Annual General Meeting

The Annual General Meeting approved the proposed dividend to shareholders of SEK 2.25 per share. The record date was determined as Friday, March 26, 2004. The dividend is scheduled to be distributed by VPC AB (the Swedish Securities Register Center) on Wednesday, March 31, 2004.

The Meeting discharged the members of the Board and the President from liability for fiscal year 2003.

Current board members Claes Dahlbäck, Sune Carlsson, Ulla Litzén, Håkan Mogren, Anders Scharp, O. Griffith Sexton, Peter D. Sutherland, Björn Svedberg, Jacob Wallenberg and Marcus Wallenberg were re-elected.

Sirkka Hämäläinen was elected new member of the board. Sirkka Hämäläinen, born 1939 and Finnish citizen, is Docent at the Helsinki School of Economics, Finland. Sirkka Hämäläinen is a former Member of the Board of the European Central Bank, Frankfurt, and former Governor and Chairman of the Board of the Bank of Finland (Finland's Central Bank).

The Meeting approved a total compensation to the Board of Directors of 4,725,000 Swedish kronor, to be divided by the Board.

The Meeting authorized the Board to decide on the purchase and transfer of the company's own shares in line with the Board's proposal.

The Meeting approved the decision by the Board of Directors regarding the scope and key principles of the 2004 employee stock option plan and a combined employee stock option and share plan for 2004.

The Meeting decided to approve the proposal of the Board of Directors that Investor, at the General Meeting of Ericsson, shall approve the proposal to change the voting rights of class B-shares issued by Ericsson. Such proposal has been presented by a group of large owners of class A- and B-shares in Ericsson.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors

The Annual General Meeting decided that the nomination process is arranged so that, not later than six months prior to the next ordinary general meeting, four of the largest shareholders appoint their respective representative (who should not be Board members of Investor AB), who, together with the Chairman of the Board, prepare a proposal for the election of Board members which will be submitted to the Annual General Meeting for decision. The names of the four representatives shall be made public immediately after their appointment. If the group of major shareholders should change during the nomination process, the composition of the Nomination Committee is to be changed to reflect this.

At a statutory Board meeting in conjunction with the Annual General Meeting, Claes Dahlbäck was elected Chairman of the Board. Jacob Wallenberg was elected Vice Chairman.

Claes Dahlbäck (Chairman), Anders Scharp, Peter D. Sutherland and O. Griffith Sexton were elected to the Compensation Committee. Sune Carlsson (Chairman), Claes Dahlbäck and Håkan Mogren were elected to the Audit Committee. Björn Svedberg (Chairman), Ulla Litzén, Sirkka Hämäläinen and Marcus Wallenberg were elected to the Finance and Risk Committee.

Board of Directors
INVESTOR AB

For further information please contact:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 2031, +46 735 24 2031